EXHIBIT 99.1

MAG Silver Files Preliminary Base Shelf Prospectus

VANCOUVER, British Columbia, Dec. 29, 2017 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX:MAG) (NYSE American:MAG) (“MAG”) today announced that it has filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus will allow MAG to offer up to US$200,000,000 of common shares, preferred shares, debt securities, subscription receipts, units and warrants from time to time over a 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus. The specific terms of any future offering of securities (if any), will be set forth in a shelf prospectus supplement. The Company has filed this base shelf prospectus to maintain financial flexibility but has no immediate intentions to undertake an offering.

A corresponding shelf registration statement on Form F-10 will be filed with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System at the time of filing of the final short form base shelf prospectus. Once filed, a copy of the registration statement will be available on EDGAR at www.sec.gov.

This press release does not constitute an offer to sell or a solicitation to buy such securities in the United States. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

 A copy of the preliminary short form base shelf prospectus can be found on SEDAR at www.sedar.com.

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in partnership with Fresnillo Plc (56%) and is located in the Fresnillo Silver District in Mexico, the world’s premier silver mining camp.  We are presently developing the underground infrastructure on the property, under the operational expertise of our joint venture partner, Fresnillo plc, to support an expected 4,000 tonnes per day mining operation.  As well, we have an expanded exploration program in place investigating other highly prospective targets across the property.  In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas”

President & Chief Executive Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

This News Release contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, expectations with respect to the filing of final base shelf prospectus and shelf registration statement on form F-10 or with respect to any future offerings by the Company; and information contained the preliminary base shelf prospectus relating to, among other things, the future price of silver, gold, lead and zinc, the estimation of mineral resources, preliminary economic estimates relating to the Juanicipio Project, estimates of the time and amount of future silver, gold, lead and zinc production for specific operations, estimated future exploration and development expenditures and other expenses for specific operations, permitting timelines, the Company’s expectations regarding impairments of mineral properties, the Company’s expectations regarding its negotiations with the Ejido to obtain surface access to the Cinco de Mayo Property; the anticipated timing of a formal “production decision” at Minera Juanicipio; the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital, litigation risks, currency fluctuations, environmental risks and reclamation cost, and changes to governmental laws and regulations. Any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.  Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others, the ability of the Company to successfully close a financing pursuant to the base shelf prospectus or shelf registration statement and those risks identified in MAG's preliminary base shelf prospectus dated December 28, 2017 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of MAG's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE American has approved or disapproved of the information contained herein.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and
www.sec.gov/edgar/searchedgar/companysearch.html